Exhibit 15.3
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
     On October 28, 2008, our wholly-owned subsidiary Telvent Export, S.L. (“Telvent Export”), consummated its prelviously-announced acquisition of all of the issued and outstanding capital stock of DTN Holding Company, Inc. (“DTN”). DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment. The purchase price paid by Telvent Export for the capital stock of DTN was $445,000,000 less the amount of DTN’s existing indebtedness for borrowed money, plus the amount of cash held by DTN and its subsidiaries on the closing date (the “Equity Value”).
     The following unaudited pro forma condensed consolidated financial information has been derived by the application of pro forma adjustments to the historical combined financial statements of Telvent GIT, S.A. (“Telvent”) and DTN Holding Company, Inc. (“DTN”) as of September 30, 2008 and for the nine-month period ended September 30, 2008 and the year ended December 31, 2007. The unaudited pro forma condensed combined balance sheet gives effect to the proposed acquisition of DTN by Telvent and permanent financing thereof as if they had occurred on September 30, 2008. The unaudited pro forma condensed combined statements of operations for the nine-month and twelve-month periods give effect to the acquisition and permanent financing thereof as if they had occurred on January 1, 2007. For purposes of the pro forma combined financial statement information, the historical financial statements of DTN as of September 30, 2008 and for the nine-month period ended September 30, 2008 have been combined with Telvent’s financial statements as of September 30, 2008 and for the nine-month period ended September 30, 2008.
     Assumptions underlying the pro forma adjustments necessary to reasonably present this pro forma information are described in the accompanying notes, which should be read in conjunction with this pro forma condensed combined financial information. The pro forma adjustments described in the accompanying notes have been made based on available information and, in the opinion of management, are reasonable. The pro forma condensed combined financial information should not be considered indicative of actual results that would have been achieved had the transactions occurred on the respective dates indicated and do not purport to indicate balance sheet date or results of operations as of any future date or for any future period.
     The acquisition of DTN by Telvent will be accounted for under the purchase method in conformity with Statement of Financial Accounting Standard (“SFAS”) No. 141, “Business Combinations”, with intangible assets recorded in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. The unaudited pro forma condensed consolidated statements of operations reflect the effects of applying certain preliminary purchase accounting adjustments to the historical consolidated results of operations, including items that are expected to have a continuing impact on the consolidated results, such as increased amortization on acquired intangible assets. The final purchase price allocation is subject to the final determination of the fair values of assets acquired and liabilities assumed of DTN and, therefore, that allocation and the resulting effect on income from operations may differ from the unaudited pro forma amounts included herein. In addition, in accordance with the provisions of SFAS No. 142, no amortization of indefinite-lived intangible assets or goodwill will be recorded.

     As part of the purchase agreement, a portion of the price payable will be made to certain stockholders who are DTN employees (“Employee Stockholders”). This payment will be deferred and paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90 day LIBOR as of the Closing Date adjusted as of the last day of each calendar year, but not less than 4% annum.
     In addition to the purchase price, the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on DTN and its subsidiaries achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011.

TELVENT GIT, S.A.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
(In thousands of Euros)

	As of September 30, 2008
	(1)	(2) (4)	(3)
	Telvent	DTN	Pro Forma			Telvent
	Historical	Historical	Adjustments			Pro Forma
Assets
Current assets:
Cash	€71,410	€16,823	€(34,912)	(a	)	€53,321
Receivables, net	120,159	5,879	—			126,038
Unbilled revenues	265,152	—	—			265,152
Due from related parties	14,321	—	—			14,321
Inventories	26,779	645	—			27,424
Prepaid expenses and other current assets	27,831	2,441	—			30,272

Total current assets	€525,652	€25,788	€(34,912)			€516,528
Deferred debt issuance costs	—	3,925	(3,925)	(d	)	—
			4,180	(e	)	4,180
Deposits and other investments	7,258	—	—			7,258
Investments carried under the equity method	6,685	—	—			6,685
Derivative contracts	665	—	—			665
Property & equipment, net	55,589	18,436	—			74,025
Long term receivables & other assets	8,584	359	—			8,943
Deferred taxes	15,642	7,199	—			22,841
Net intangible assets	30,361	20,998	(18,142)	(d	)	33,217
			61,988	(d	)	61,988
			123,976	(d	)	123,976

Goodwill	52,008	42,299	(42,299)	(d	)	52,008
			123,977	(d	)	123,977

Total assets	€702,444	€119,004	€214,843			€1,036,291

Liabilities & shareholder’s equity:
Current liabilities:
Accounts payable	201,846	4,632	—			206,478
Accrued and other liabilities	17,117	7,173	—			24,290
Income and other taxes payable	15,029	986	—			16,015
Deferred tax liabilities	4,804	—	—			4,804
Due to related parties	128,222	—	—			128,222
Billings in excess of costs and estimated earnings (Unearned revenue)	24,839	20,396	—			45,235
Current portion of long term debt	1,123	1,486	(1,486)	(c	)	1,123
Current portion of refinanced DTN term loan facility	—	—	1,815	(c	)	1,815
Short term debt	49,863	—	—			49,863
Short term leasing obligations	7,702	—	—			7,702
Derivative contracts	3,133	—	—			3,133

Total current liabilities	€453,678	€34,673	€329			€488,680

TELVENT GIT, S.A.
Unaudited Pro Forma Condensed Consolidated Balance Sheet (continued)
(In thousands of Euros)

	As of September 30, 2008
	(1)	(2) (4)	(3)
	Telvent	DTN	Pro Forma			Telvent
	Historical	Historical	Adjustments			Pro Forma
Long term debt less current portion	12,818	145,292	(145,292)	(c	)	12,818
Long term debt less current portion — DTN (refinance) & Telvent (new debt)	—	—	202,464	(c	)	202,464
Long term leasing obligations	19,544	—				19,544
Other long term liabilities	10,518	401	23,550	(b	)	34,469
Deferred tax liabilities	5,406	—	—			5,406
Unearned income	1,501	—	—			1,501
Derivative contracts	923	—	—			3,937
Total liabilities	€504,388	€183,380	€81,051			€768,819

Minority interest	4,306	—	—			4,306

Shareholder’s equity

Ordinary shares, € 3.00505 nominal value	87,889	6,923	(6,923)	(d	)	87,889
			14,566	(f	)	14,566

Additional paid in capital	42,249	1,294	(1,294)	(d	)	42,249
			54,850	(f	)	54,850

Accumulated other comprehensive income/(loss)	(6,256)	(5)	5	(d	)	(6,256)
Retained earnings (deficit)	69,868	(72,588)	72,588	(d	)	69,868

Total shareholders’ equity	€193,750	€(64,376)	€133,792			€263,166

Total liabilities and shareholders’ equity	€702,444	€119,004	€214,843			€1,036,291

The accompanying Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet are an integral part of this statement.

TELVENT GIT, S.A.
Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet
September 30, 2008

(1)	The amounts in this column represent the reported balance sheet for Telvent as of September 30, 2008, as reported in the Form 6-K filed on November 20, 2008.

(2)	The amounts in this column represent DTN’s balance sheet as of September 30, 2008.

(3)	The amounts in this column represent the adjustments necessary to give effect to the acquisition of DTN as of September 30, 2008. The adjustments are based on a preliminary allocation of the purchase price, which is expected to be finalized within one year of the acquisition date.

(4)	Data presented in Euros was translated from U.S. Dollars to Euros at the exchange rate of U.S. $0.69227 to € 1.00 (based on the closing median asking price rate on September 30, 2008). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.
     The adjustments referenced (a) through (f) in the pro forma balance sheet above are explained as follows:
(a)	Set forth below are the estimated sources and uses of funds. Part of the purchase price is deferred and secured by a stand by letter of credit. In addition, part of the payment due to Employees Stockholders is also deferred. These adjustments represent the expected use of Telvent cash for the acquisition assuming that the acquisition had been consummated on September 30, 2008. References (i) through (vi) are explained below the table.

Sources and Uses
Sources:
Permanent financing:
Term loan facilities — Telvent (i)	€57,500
Term loan facilities — DTN debt refinance (ii)	146,779

204,279

Telvent cash used from IPO (iii)	18,000
Telvent existing cash — Other (iii)	16,912

Total Telvent cash used in operation (iii)	34,912
Private placement (iv)	71,304

€310,495

Uses:
Repayment DTN debt — refinancing (ii)	€146,779
Debt issuance costs — DTN (v)	2,863
Debt issuance costs — Telvent (v)	1,317
Capital increase costs (Private placement) (v)	1,888
Direct acquisition costs (v)	3,094
Acquisition consideration required at closing (vi)	154,554

€310,495

(i)	Represents the amount drawn on a € 57.5 million term loan facility bearing interest at EURIBOR plus 2.25%.

(ii)	Represents DTN’s existing term loan facility at the time of close, amounting to $ 212 million (€ 147 million), which has been refinanced and now bears interest at LIBOR plus 5.0%.

(iii)	Represents the portion of existing cash balances that are expected to be used to pay the costs and expenses directly associated with the acquisition.

(iv)	Represents the amount generated from the equity private placement offering of Telvent stock used to finance the acquisition.

(v)	Represents costs incurred or expected to be incurred by Telvent directly associated with the acquisition and obtaining the related financing.

(vi)	Represents the estimated total consideration to be paid on closing, including the base purchase price plus adjustments for closing cash-on-hand, liabilities assumed and working capital as specified in the acquisition agreement.
(b)	This adjustment represents the deferred payment liability arising in connection with the acquisition.

(c)	This adjustment represents the recognition of borrowings under the new corporate unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, in the amount of € 57.5 million; and our assumption of DTN’s existing indebtedness for borrowed money in the amount of $ 212 million (€ 147 million).

(d)	This adjustment represents an estimate of a preliminary purchase price allocation, including the determination of goodwill, brand name, customer lists and related intangible assets. Based on this preliminary assessment, the Company estimates that approximately 20% of the difference between the purchase price and the net assets purchased would be assigned to the DTN brand name, which is not subject to amortization, and 40% to customer lists and related intangibles, with an estimated useful life of seven years. The remaining portion is expected to be assigned to goodwill. The preliminary allocation is as follows:

Goodwill:
Total enterprise value	€308,060
Long term debt — less current portion	(145,292)
Current Portion of long term debt	(1,486)
DTN cash at 9/30/2008	16,823
Direct acquisition costs	3,094

Total purchase price	181,199
Less: DTN shareholders’ deficit	64,376

Difference between purchase price and nets assets acquired	245,575
Pre-acquisition DTN customer lists	18,142
Pre-acquisition DTN goodwill	42,299
DTN deferred debt issuance costs at 9/30/2008	3,925

Total unassigned goodwill	309,941
Allocation to intangible assets:
Brand name	61,988
Customer lists and related intangibles	123,976

Remaining goodwill	€123,977
(e)	This adjustment represents the recognition of debt issuance costs related to the new financing and refinancing agreements:

Debt Issuance Costs:
Debt issuance costs — DTN	€2,863
Debt issuance costs — Telvent	1,317

Total adjustment to debt issuance costs	€4,180
(f)	This adjustment represents the private placement offering of additional Telvent stock.

Number of shares issued	4,847,059
Price per share ($21.25)	€14.71

Proceeds from capital increase	71,304
Less: Capital increase costs	(1,888)

Net proceeds from capital increase	69,416
Common stock (€ 3.00505 nominal value)	14,566

Additional paid in capital	54,850

TELVENT GIT, S.A.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Nine-Month Period Ended September 30, 2008
(In thousands of Euros, except per share amounts)

	(1)	(2) (4)	(3)
	Telvent	DTN	Pro Forma		Telvent
	Historical	Historical	Adjustments		Pro Forma
Revenues	€457,604	86,106	—		€543,710
Costs of revenues	(343,620)	(2,723)	—		(346,343)

Gross profit	€113,984	€83,383	—		€197,367

General and administrative	(46,244)	(51,050)	—		(97,294)
Sales and marketing	(17,091)	(4,829)	—		(21,920)
Research and development	(13,740)	—	—		(13,740)
Depreciation and amortization	(8,485)	(15,192)	(3,348	) (h)	(27,025)

Total operating expenses	€(85,560)	€(71,071)	€(3,348)		€(159,979)

Income from operations	28,424	12,312	(3,348)		37,388
Financial income (expense), net	(9,262)	(9,414)	(3,198	) (g)	(21,874)
Income from companies carried under the equity method	309	—	—		309
Other income (expense), net	—	462	—		462

Total other income (expense), net	€(8,953)	€(8,952)	€(3,198)		€(21,103)

Income (loss) before taxes	19,471	3,360	(6,546)		16,285
Income tax expense (benefit)	3,273	1,877	(1,832	) (i)	3,318

Net Income (loss) before minority interest	€16,198	€1,483	€(4,714)		€12,967

Loss/(profit) attributable to minority interests	(1,832)	—			(1,832)

Net income (loss)	€14,366	€1,483	€(4,714)		€11,135

Earnings per share:
Basic and diluted net income per share	€0.49				€0.33
Weighted average number of shares outstanding:
Basic and diluted	29,247,100			(j)	34,094,159
The accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations are an
integral part of this statement

TELVENT GIT, S.A.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2007
(In thousands of Euros, except per share amounts)

	(1)	(2) (4)	(3)
	Telvent	DTN	Pro Forma		Telvent
	Historical	Historical	Adjustments		Pro Forma
Revenues	€624,317	121,391	—		€745,708
Costs of revenues	(485,612)	(3,924)	—		(489,536)

Gross profit	€138,705	€117,467	—		€256,172

General and administrative	(53,900)	(73,319)	—		(127,219)
Sales and marketing	(13,668)	(6,409)	—		(20,077)
Research and development	(19,106)	—	—		(19,106)
Depreciation and amortization	(10,623)	(25,300)	(3,683	) (h)	(39,606)

Total operating expenses	€(97,297)	€(105,028)	€(3,683)		€(206,008)

Income from operations	41,408	12,439	(3,683)		50,164
Financial income (expense), net	(9,882)	(3,599)	(4,658	) (g)	(18,139)
Interest Expense on DTN Debt		(15,909)	—		(15,909)
Income from companies carried under the equity method	324	—	—		324
Other income (expense), net	(2,025)	15,839	—		13,814

Total other income (expense), net	€(11,583)	€(3,669)	€(4,658)		€(19,910)

Income (loss) before taxes	29,825	8,770	8,341		30,254
Income tax expense (benefit)	4,680	2,617	(2,335	) (i)	4,962

Net Income (loss) before minority interest	€25,145	€6,153	€6,006		€25,292

Loss/(profit) attributable to minority interests	(268)	—			(268)

Net income (loss)	€24,877	€6,153	€6,006		€25,024

Earnings per share:
Basic and diluted net income per share	€0.85				€0.73
Weighted average number of shares outstanding:
Basic and diluted	29,247,100			(j)	34,094,159
The accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations are an
integral part of this statement

TELVENT GIT, S.A.
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations for
the Nine-Month Period Ended September 30, 2008 and the Year Ended December 31, 2007
(In thousands of Euros)

(1)	The amounts in this column represent the reported results for Telvent for the nine-month period ended September 30, 2008 or twelve-month period ended December 31, 2007, as reported in the Form 6-K filed on November 20, 2008 or Annual Report of Form 20-F filed on March 10, 2008, respectively.

(2)	The amounts in this column represent unaudited results for DTN for the nine months ended September 30, 2008 or twelve months ended December 31, 2007.

(3)	The amounts in this column represent the pro forma adjustments necessary to give effect to the acquisition of DTN as if occurred on January 1, 2007. The adjustments are based on a preliminary allocation of the purchase price, which is expected to be finalized within one year of the acquisition date.

(4)	Data presented in Euros was translated from U.S. Dollars to Euros at the exchange rates of $0.6561 to € 1.00 and U.S. $0.7260 to € 1.00 for the nine month period ended September 30, 2008 and twelve month period ended December 31, 2007, respectively, based on the average exchange rates for such periods. We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all
     The adjustments referenced (g) through (j) in the pro statements of operations above are explained as follows:

(g)	This adjustment represents the interest expense on the new € 57.5 million term loan facility bearing interest at EURIBOR plus 2.25%, plus the amortization of related debt issuance costs. Amounts were estimated using current 90 day EURIBOR rates. Additionally, financial expense is increased by the loss of interest income in the corresponding periods resulting from the use of Telvent’s cash to help finance the acquisition

	Telvent Loan
	Nine months ended	Twelve months ended
	9/30/2008	12/31/2007
90-Day EURIBOR	4.474%	4.474%
Spread	2.250%	2.250%
Interest rate	6.724%	6.724%
Term loan facility	€57,500	€57,500
Interest expense on new term notes (at EURIBOR + 2.250%)	2,900	3,866
Amortization of debt issuance costs on new debt	197	264

Net Interest expense for the period	€3,097	€4,130
Loss of interest income from cash used	101	528

Net adjustment to financial expense	€3,198	4,658

(h)	This adjustment represents the amortization of intangible assets estimated in the preliminary purchase price allocation explained in pro forma adjustment (d) above. An estimated average amortization period of 10 years was used for the customer lists and related intangibles. In addition, amortization recognized on DTN’s statements of operations from previous acquisitions has been eliminated.

(i)	This adjustment represents the tax effect of pro forma adjustments to income before income taxes.

(j)	This adjustment represents the adjusted numbers of shares issued and outstanding after the capital increase of 4,847,059 shares described in note (f).